

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2014

Via E-mail
George Eldridge
Chief Financial Officer
Proteon Therapeutics, Inc.
200 West Street
Waltham, MA 02451

>   **Re: Proteon Therapeutics, Inc.**
>   **Amendment No. 2 to**
>   **Draft Registration Statement on Form S-1**
>   **Submitted August 26, 2014**
>   **CIK No. 0001359931**

Dear Mr. Eldridge:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Note 9. Redeemable Convertible Preferred Stock, page F-21

1. We acknowledge your response to our prior comment 4. In your third paragraph under this note, please revise your disclosure to indicate that the holders of the tranche rights have the ability to exercise the second and third tranche rights and purchase the underlying shares of Series D preferred stock at any time, excluding certain black-out dates, as noted in your response. In addition, your disclosure states that it is the "Company's right to cause the second and third tranches closing to occur…" However, your response appears to indicate that the tranche rights and purchase of the underlying shares of Series D preferred stock is outside of your control. Please revise to address this discrepancy.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Sasha Parikh at (202) 551-3627 or James Rosenberg at (202) 551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        William S. Perkins, Esq.
        Bingham McCutchen LLP
        One Federal Street
        Boston, MA 02110